Exhibit 99.1

LAVA THERAPEUTICS N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Loss

and Comprehensive Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended
		March 31,
	Notes	2023	2022

Revenue from contracts with customers	6	$1,224	$1,022
Cost of providing services	6	(745)	—
Cost of sales of goods	6	(185)	—
Gross profit		294	1,022

Operating expenses:
Research and development	7	(9,943)	(7,497)
General and administrative	8	(3,890)	(4,237)
Total operating expenses		(13,833)	(11,734)

Operating loss		(13,539)	(10,712)
Interest income (expense), net		617	(163)
Foreign currency exchange (loss) gain, net		(947)	1,112
Total non-operating (loss) income		(330)	949

Loss before income tax		(13,869)	(9,763)
Income tax expense		(71)	(59)
Loss for the period		$(13,940)	$(9,822)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		1,546	(2,203)
Total comprehensive loss		$(12,394)	$(12,025)
Loss per share:
Loss per share, basic and diluted		$(0.53)	$(0.38)
Weighted-average common shares outstanding, basic and diluted		26,289,087	25,775,538

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands) (unaudited)

		March 31,	December 31,
	Notes	2023	2022
Assets
Non-current assets:
Property and equipment, net		$1,836	$1,432
Right-of-use assets		1,850	651
Other non-current assets and security deposits		982	809
Total non-current assets		4,668	2,892
Current assets:
Receivables and other		2,020	3,254
Prepaid expenses and other current assets		3,160	4,411
Investments	10	24,829	32,535
Cash and cash equivalents		100,604	100,333
Total current assets		130,613	140,533
Total assets		$135,281	$143,425
Equity and Liabilities
Equity:
Share capital	4	$3,715	$3,715
Equity-settled employee benefits reserve	9	10,572	8,942
Foreign currency translation reserve		(11,426)	(12,972)
Additional paid-in capital		194,424	194,424
Accumulated deficit		(122,009)	(108,069)
Total equity		75,276	86,040
Non-current liabilities:
Deferred revenue	6	35,000	35,000
Lease liabilities		1,430	431
Total non-current liabilities		36,430	35,431
Current liabilities:
Trade payables and other		3,117	3,965
VAT payable		50	45
Borrowings		4,853	4,640
Lease liabilities		699	379
License liabilities	5	4,829	4,732
Accrued expenses and other current liabilities		10,027	8,193
Total current liabilities		23,575	21,954
Total liabilities		60,005	57,385
Total equity and liabilities		$135,281	$143,425

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2023		26,289,087	$3,715	$8,942	$(12,972)	$194,424	$(108,069)	$86,040
Loss for the period		—	—	—	—	—	(13,940)	(13,940)
Foreign currency translation adjustment		—	—	—	1,546	—	—	1,546
Share-based compensation expense	9	—	—	1,630	—	—	—	1,630
Balance at March 31, 2023		26,289,087	$3,715	$10,572	$(11,426)	$194,424	$(122,009)	$75,276

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2022		25,775,538	$3,653	$4,829	$(6,223)	$192,270	$(76,162)	$118,367
Loss for the period		—	—	—	—	—	(9,822)	(9,822)
Foreign currency translation adjustment		—	—	—	(2,203)	—	—	(2,203)
Share-based compensation expense	9	—	—	2,068	—	—	—	2,068
Balance at March 31, 2022		25,775,538	$3,653	$6,897	$(8,426)	$192,270	$(85,984)	$108,409

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Three Months Ended March 31,
	Notes	2023	2022
Cash flows from operating activities:
Loss before income tax		$(13,869)	$(9,763)
Adjusted for:
Depreciation and amortization of non-current assets		129	101
Foreign currency exchange loss (gain), net		947	(1,112)
Depreciation of right-of-use assets		184	67
Share-based compensation expense	9	1,630	2,068
Income tax expense		(71)	(60)
Amortization of premium on investments		(471)	207
Changes in working capital:
Receivables and other		1,283	(56)
VAT payable		4	(96)
Prepaid expenses and other assets		1,168	966
Trade accounts payable and other		(916)	105
Deferred revenue	6	—	(1,022)
License liabilities		—	(187)
Other liabilities		1,647	1,154
Net cash used in operating activities		(8,335)	(7,628)
Cash flows from investing activities:
Purchases of property and equipment		(500)	(323)
Purchases of investments		—	(17,241)
Maturities of investments		8,177	20,935
Net cash provided by investing activities		7,677	3,371
Cash flows from financing activities:
Proceeds from borrowings		117	306
Payment of principal portion of lease liabilities		(214)	(36)
Net cash (used in) provided by financing activities		(97)	270
Net decrease in cash and cash equivalents		(755)	(3,987)
Cash and cash equivalents at beginning of period		100,333	90,869
Effects of exchange rate changes on cash and cash equivalents		1,026	(1,159)
Cash and cash equivalents at end of period		$100,604	$85,723

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiary, is a clinical-stage immuno-oncology company focused on developing its proprietary GammabodyTM platform of bispecific gamma-delta T cell engagers to transform the treatment of cancer. Using its Gammabody platform, the Company is developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gamma-delta (gd) T cells to elicit a robust, anti-tumor immune response and improve outcomes for cancer patients. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiary.

In connection with becoming a public company, on March 29, 2021, the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, the Netherlands. The Company’s common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 19, 2023.

Note 2—Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of, and for the years ended, December 31, 2022 and 2021.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3. The interim financial data as of March 31, 2023 and 2022, and for the three months ended March 31, 2023 and 2022 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

License Revenue

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of our product candidates. These arrangements may contain multiple components, such as (i) licenses, (ii) research and development activities, and (iii) the manufacturing of certain material. Payments pursuant to these arrangements may include non-refundable and refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under a collaboration agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as we satisfy each performance obligation.

We must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. We also apply significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, assessing the recognition and future reversal of variable consideration and determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

Revision of immaterial misstatements

During the year ended December 31, 2022, the Company identified misstatements in its historical accounting for foreign currency translations and share-based compensation expenses in the condensed consolidated interim financial statements for certain prior periods. Management evaluated the misstatements and concluded that they were immaterial, either individually or in the aggregate, to its current or previously issued consolidated financial statements. As a result, certain comparative amounts in the consolidated statements of profit and loss and comprehensive profit and loss, financial position, changes in equity and cash flows have been revised to correct for such immaterial misstatements with respect to foreign currency translations and share-based compensation expenses. Such revisions and their impact are disclosed more fully in Note 11, “Revision of Immaterial Misstatements.”

Going concern

These condensed consolidated interim financial statements have been prepared by management on the assumption that the Company will be able to continue as a going concern, which presumes that the Company will, for at least the next 12 months, be able to realize its assets and discharge its liabilities in the normal course of business.

Through March 31, 2023, the Company has funded its operations with proceeds from sales of equity, collaboration and licensing agreements, government grants and borrowings under various agreements. Since its inception, the Company has incurred recurring net losses. The Dutch Research and Development Act (WBSO) provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the condensed consolidated interim statements of profit and loss and comprehensive profit and loss.

As of March 31, 2023, the Company had an accumulated deficit of $122.0 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash, cash equivalents and investments of $125.4 million as of March 31, 2023 will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months following the issuance of these financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our operating activities, and consider other cost reduction initiatives, such as downsizing our operations or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our common shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

Cash and cash equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position are comprised of cash at banks and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. Our cash and cash equivalents are held in multiple currencies, primarily in the Euro and United States (U.S.) dollar. Accordingly, our cash balances may be exposed to foreign currency exchange risk.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

Investments

As of March 31, 2023, we have determined that we have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our condensed consolidated interim statements of financial position, with the amortization of bond premiums or discounts and earned interest income recorded in our condensed consolidated interim statements of profit and loss.

Financial instruments

(i)	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents, investments, trade and other receivables, security deposits and other current and non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Company receives or delivers the asset. The Company classifies its financial assets primarily as cash and cash equivalents, investments and receivables. Receivables are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

(ii)	Financial liabilities

The Company’s financial liabilities are comprised of trade and other payables, lease liabilities, and borrowings. All financial liabilities are recognized initially at fair value, adjusted for transaction costs.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method, minus transaction costs that are directly attributable to the financial liability. The effective interest method amortization is included in finance costs in the condensed consolidated interim statements of profit and loss and other comprehensive profit and loss.

Payables and borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, canceled, or expires.

(iii)	Fair value measurements

The Company does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Company’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies which have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, accruals for clinical trial expenses, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first three months of 2023 or 2022, due to conditions that existed as of December 31, 2022 or 2021, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2023 or 2022.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the years ended, December 31, 2022 and 2021.

Note 4—Equity

On March 29, 2021, the Company completed an initial public offering (IPO) of common shares in the U.S. pursuant to its registration statement on Form F-1, as amended (File No. 333-253795). Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of $0.14 par value common shares at a price of $15.00 per share. Net proceeds from the IPO were approximately $88.7 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million.

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of $15.00 per share resulting in additional IPO proceeds to the Company of $5.9 million after deducting underwriting discounts and commissions of $0.4 million.

In March 2021, the Company also received $56.6 million in proceeds from the Series C financing, net of repurchasing Series A Preferred shares and common shares. Prior to the IPO in March 2021, all outstanding series of preferred shares were converted to common shares.

The share capital of LAVA Therapeutics N.V. consisted of 26,289,087 issued and outstanding common shares at a nominal value of $0.14 per share as of March 31, 2023.

Note 5—License Liabilities

On February 25, 2021, the license and assignment agreement with Stichting VUmc (VUmc) was restated, due to the Company’s IPO which triggered a $13.1 million payment (VUmc payment). The VUmc payment was calculated as the following:

●	The Company shall issue common shares equal to $3.3 million divided by the IPO price and pay $0.2 million in cash, which was executed and paid in 2021; and
●	On each of the first and second anniversary of the IPO, the Company shall pay $4.8 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the IPO.

The first of the $4.8 million payments became due to VUmc in March 2022 and was settled through the issuance of 491,352 shares of common stock and $2.4 million in cash in August 2022. The second VUmc IPO anniversary payment came due in March 2023 and payment was made in May 2023. This second VUmc IPO anniversary payment is classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of March 31, 2023.

Note 6—Revenue and cost of sales

Seagen Agreement

In September 2022, the Company entered into an exclusive worldwide license agreement with Seagen, Inc. (Seagen Agreement) to develop, manufacture and commercialize SGN-EGFRd2 (LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, the Company received a $50.0 million nonrefundable upfront payment in October 2022 and could receive up to approximately $650.0 million in potential development, regulatory and commercial milestones, and royalties ranging from high single-digit to mid-teen percentages on future sales, within a range of less than 10%. The agreement also provides Seagen with the opportunity to exclusively negotiate rights to apply LAVA's proprietary Gammabody platform on up to two additional tumor targets.

The Company is entitled to receive tiered royalties based on commercial sales levels from mid-single to double digit percentages of net sales of licensed products. Seagen has also granted us a one-time option to obtain increased royalties if the Company exercises a buy-up option within a certain amount of time from certain key early clinical data becoming available for the first licensed product. The Company has a specified period of time after notice of such buy-up option to pay Seagen a one-time fee of $35.0 million (buy-up fee). In the event the Company exercises the buy-up option and pays the buy-up fee, it is entitled to receive increased future royalty percentages to a range of low double-digit to high mid-teen percentages on future sales, within a range of less than 10%, and certain future milestones will be decreased by 30%.

Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country of sale and expiring ten years after such sale, subject to specified and capped reductions for the market entry of biosimilar products, loss of patent coverage of licensed products, and for payments owed to third parties for additional rights necessary to commercialize licensed products in the territory.

Under the Seagen Agreement the Company is also entitled to receive reimbursement of up to $6.5 million for certain agreed to research, manufacturing and supply activities, as well as the transfer of all manufacturing-related know-how and materials, including all CMC documentation, data and processes, to enable the manufacture of licensed compounds and products by Seagen.

The Company determined that the Seagen Agreement and the research, manufacturing and supply activities and materials transfer fall within the scope of IFRS 15, Revenue from Contracts with Customers (IFRS 15). In calculating the transaction price, the Company determined the following four performance obligations under the agreement: (i) provide exclusive license; (ii) provide manufacturing technology transfer activities; (iii) provide initial drug supply; and (iv) research activities, including data and support for regulatory submission.

For the three months ended March 31, 2023, no changes were made to the allocation of performance obligations to the purchase price. The Company allocated the transaction price to the performance obligations as of March 31, 2023 as follows:

		Revenue Recognized
	Transaction	for the quarter ended	Other Asset as of
(in thousands)	Price	March 31, 2023	March 31, 2023
License	$50,000	$—	$—
Manufacturing technology transfer activities	2,167	63	—
Initial supply	3,583	924	2,364
Research activities	750	11	—
Buy-up fee	(35,000)	—	—
	$21,500	$998	$2,364

		Cumulative
	Transaction	Revenue Recognized	Other Asset as of
(in thousands)	Price	as of March 31, 2023	March 31, 2023
License	$50,000	$15,165	$—
Manufacturing technology transfer activities	2,167	2,136	—
Initial supply	3,583	924	2,364
Research activities	750	674	—
Buy-up fee	(35,000)	—	—
	$21,500	$18,899	$2,364

No revenue or contract asset was recognized for the three months ended March 31, 2022 as the Seagen Agreement was not signed until September 2022. Of the initial supply revenue recognized during the three months ended March 31, 2023, $0.7 million related to services provided in relation to stability studies, and $0.2 million related to the cost of drug supply provided to Seagen.

Janssen Agreement

In May 2020, the Company entered into a research collaboration and license agreement (Janssen Agreement) with Janssen Biotech, Inc. (Janssen). As part of the Janssen Agreement, the Company received a non-refundable upfront payment of $8.0 million, which was recognized on a straight-line basis over the two-

year term of the research activities under the agreement. Revenues for the three months ended March 31, 2023 and 2022 were zero and $1.0 million, respectively. The revenues were related to the straight-line recognition of the upfront payment. The straight-line method of recognition materially approximates the cost to cost method of revenue recognition. As of March 31, 2023, the Company had no remaining unearned income related to this payment.

Note 7—Research and Development Expenses

Research and development expenses were as follows:

	Three Months Ended
	March 31,
(in thousands)	2023	2022
Pre-clinical and clinical trial expenses	$6,557	$4,509
Personnel-related expenses	1,706	1,442
Facilities and other research and development expenses	694	341
Research and development activities expenses	509	526
Share-based compensation expense	477	679
	$9,943	$7,497

Note 8—General and Administrative Expenses

General and administrative expenses were as follows:

	Three Months Ended March 31,
(in thousands)	2023	2022
Share-based compensation expense	$1,153	$1,389
Personnel-related expenses	1,065	1,340
Insurance, facilities, fees and other related costs	894	775
Professional and consultant fees	778	733
	$3,890	$4,237

Note 9—Share-based Awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan (the Plan) for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 5,767,769 stock options outstanding as of March 31, 2023, at a weighted-average exercise price of $3.94 per share. During the three months ended March 31, 2023, 732,271 options were granted to employees and nonemployee directors at a weighted-average exercise price of $3.44 per share.

Total compensation cost recognized for all stock option awards was as follows:

	Three Months Ended March 31,
(in thousands)	2023	2022
Research and development	$477	$679
General and administrative	1,153	1,389

$1,630	$2,068

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the current quarter:

March 31, 2023
Expected annual average volatility	88.9%
Expected life, years	6.08
Fair value of the common share	1.60 - 2.92
Exercise price	2.10 - 3.86
Dividend yield	—
Risk-free interest rate	3.46% - 4.16%
Weighted average grant date fair value	$2.60

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued from all option plans was approximately $7.6 million as of March 31, 2023, which is expected to amortize over a weighted-average 0.97 years.

Note 10—Investments

Our investments in debt securities consist of investments in U.S. Treasury securities, with maturities ranging from three months to one year. All of these investments are classified as held to maturity and recorded in current assets on our condensed consolidated interim statements of financial position at amortized cost. As of March 31, 2023, the carrying value of our investments were $24.8 million, which approximates fair value. Given the high quality ratings of these investments in debt securities, we have not recorded an allowance for credit losses as of March 31, 2023.

Note 11 – Revision of Immaterial Misstatements

In connection with the preparation and review of the Company's consolidated interim and year-end financial statements for December 31, 2022, management identified certain immaterial misstatements in our historical financial statements related to the accounting for foreign currency exchange gains and losses associated with cash balances held in USD at LAVA Therapeutics, N.V. with a functional currency of Euro. We incorrectly computed and recorded the foreign exchange gain (loss) from our USD cash account in a Euro functional entity as foreign currency translation adjustment instead of foreign currency gain (loss). Management also identified certain immaterial misstatements in our historical financial statements primarily related to research and license revenue reported at the incorrect exchange rate and the accounting for share-based compensation expenses. We incorrectly computed and recorded the share-based compensation expenses due to an error in the calculation of the expense attribution over the vesting period, resulting in an incorrect and accelerated expense being recorded.

In accordance with the guidance set forth in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 99, Materiality, and SEC SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financials, the Company concluded these misstatements were not material to the previously issued consolidated financial statements. We are revising our historical financial statements to revise the immaterial misstatements.

The revision for the foreign currency exchange and share-based compensation expense misstatements did not have an impact on total equity as of March 31, 2022, or any prior periods. As a result of the Company’s immaterial misstatements, net loss was overstated by $0.7 million, research and license revenue was understated by less than $0.1 million, operating expenses were overstated by $0.2 million and foreign currency exchange gain (loss), net was understated by $0.5 million for the three months ended March 31, 2022. Also, as a result of a clerical error in presentation, our as reported foreign currency translation adjustment in the consolidated statement of loss and comprehensive loss was overstated by $0.6 million for the three months ended March 31, 2022, this being the difference between the amount in the statement of total comprehensive loss and the amount in the statement of equity.

In the Condensed Consolidated Interim Statement of Loss and Comprehensive Loss, we have revised the following:

	Three Months Ended
	March 31, 2022
	As reported	Adjustment	As revised
(in thousands)
Research and license revenue	$1,000	$22	$1,022
Total revenue	$1,000	$22	$1,022
Research and development expenses	$(7,601)	$104	$(7,497)
General and administrative expenses	$(4,298)	$61	$(4,237)
Total operating expenses	$(11,899)	$165	$(11,734)
Operating loss	$(10,899)	$187	$(10,712)
Foreign currency exchange gain (loss), net	$566	$546	$1,112
Total non-operating income (loss)	$403	$546	$949
Loss before income tax	$(10,496)	$733	$(9,763)
Loss for the period	$(10,555)	$733	$(9,822)
Foreign currency translation adjustment	$(2,216)	$13	$(2,203)
Total comprehensive loss	$(12,771)	$746	$(12,025)

In the Condensed Consolidated Interim Statements of Financial Position and Changes in Equity, we have revised the following:

	March 31, 2022
	As reported	Adjustment	As revised
(in thousands)
Equity-settled employee benefits reserve	$7,452	$(556)	$6,896
Accumulated deficit	$(86,540)	$556	$(85,984)
Equity:	$108,409	$—	$108,409

In the Condensed Consolidated Interim Statements of Cash Flows, we have revised the following:

	Three Months Ended
	March 31, 2022
	As reported	Adjustment	As revised
(in thousands)
Loss before income tax	$(10,496)	$733	$(9,763)
Foreign currency exchange gain (loss), net	$(566)	$(546)	$(1,112)
Share-based compensation expense	$2,233	$(165)	$2,068
Deferred revenue	$(1,000)	$(22)	$(1,022)
Net cash used in operating activities	$(7,628)	$—	$(7,628)

Note 12 – Subsequent Event

In May 2023, a milestone payment of $2.5 million from Janssen was triggered under the terms of the research collaboration and license agreement entered in May 2020 following the selection of a candidate novel bispecific antibody to engage gamma-delta T cells to an undisclosed tumor associated antigen for the treatment of cancer. Efforts are underway to advance the candidate towards the clinic.